Exhibit 23.2

CONSENT OF INDEPENDENT VALUATION FIRM

We consent to the inclusion in Mobile Mini, Inc. Quarterly’s Report on Form 10-Q for the period ended June 30, 2011 of references to our Valuation Reports relating to the estimation of either or both the fair market value and the orderly liquidation value June 22, 2011 and to references to our firm’s name therein.

AccuVal Associates, Incorporated

William R. Corwin, CEA

Senior Manager